Filed by Rosecliff Acquisition Corp I

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Rosecliff Acquisition Corp I

Commission File No.: 001-40058

Date: January 10, 2021

The following press release was issued on January 10, 2022:

Gett to Appoint Enterprise Software Veteran Ruth Sun to Board of Directors to scale industry-leading GTM platform

Sun brings over 25 years of technology leadership with strong focus on growth at scale

LONDON, January 10, 2022 -- Gett, the leading corporate Ground Transportation Management (GTM) platform and B2B marketplace, today announced that it expects to add Ruth Sun, CEO of Tempest and recognized leader in scaling technology software-as-a-service (SaaS) companies, to its board of directors upon completion of the business combination with Rosecliff Acquisition Corp I (RCLF). Sun brings 25 years of experience in scaling a wide breadth of SaaS technology companies to create long term value at a time when Gett continues to revolutionize the antiquated corporate GTM market.

“With a $100 billion global market ripe for disruption, we believe Gett has a tremendous opportunity to grow faster and expand our competitive advantage in corporate GTM and spend management. I’m thrilled that Ruth is expected to join our board of directors and look forward to her leveraging her decades of experience scaling some of the most well-known technology companies as Gett embarks on its next phase as a public company,” said Dave Waiser, CEO and co-founder of Gett. “At every step of her career, Ruth has been responsible for transformational growth while maintaining commitment to diversity and inclusion.”

Prior to her role as CEO of Tempest, where she has led the health tech company to revolutionize the business of alcohol recovery, Sun served as Chief Operating Officer at Force Therapeutics, responsible for business strategy, go-to-market, product and R&D. Before that she was the EVP of Growth at Welltok, where she led the company's SaaS expansion, and VP of Strategic Development at Blackboard. Ruth began her career at IBM where over 18 years she rose to be Managing Director of Watson Health, responsible for helping the company redefine a market segment with data and technology. Additionally, Sun was the President and Co-founder of Sun Medical, which was acquired by Hackensack Meridian Health in 2020.

“What Dave and Gett are building is integral for serving today’s remote work culture, offering companies all over the globe a single pane of glass for safe transportation while also helping them reduce their ground transportation spend,” said Sun. “Over the past 25 years, I’ve personally experienced the pains of corporate GTM as both an employee and operating executive, so I’m eager to help the Gett team to accelerate their ambitious growth plans to transform an outdated, inefficient category that is ripe for disruption and deliver both client and investor value.”

Additionally, Sun has been a long-term proponent of building technologies that abide by an ESG mission, which will be invaluable to Gett as it helps corporations improve their sustainability footprint while also thoughtfully supporting their employees.

Gett continues to expand its cloud-based B2B marketplace for ground transportation, serving over a quarter of Fortune 500 companies. Gett aggregates over 2,000 fleet partners in one standardized platform where corporates are able to manage all their ground transportation spend, which covers an array of options, from regulated taxis to ride-hailing to corporate cars and limos, with notable partners such as Lyft, Ola, Curb, Green Tomato Cars, Excel Executive, Carey, Careem and Cabify.

About Gett

Gett is a technology platform focused on solving corporate Ground Transportation Management (GTM) challenges, where spending is estimated to exceed $100 billion globally. For more information, please visit www.gett.com/why/.

Gett is the GTM category leader, serving over a quarter of the Fortune 500 companies.

Gett’s cloud-based software offers the choice of more than 2,000 transportation providers, including corporate fleets, ride-hailing services, taxis and limousines, on one single platform, forming a truly global transportation grid. The technology helps save businesses time and money by centrally managing all of their ground transportation spending and optimizes the entire employee experience from booking and riding to invoicing and analytics.

Building a ground transportation grid available to customers worldwide, similar to telephonic and internet grids, Gett aspires to become the industry standard in corporate ground transportation.

Founded in 2010 and headquartered in London, Gett employs over 800 employees globally.

On November 10, 2021, Gett announced that it had entered into a definitive business combination agreement with Rosecliff Acquisition Corp I (NASDAQ: RCLF), a special purpose acquisition company. Upon closing of the business combination, the newly combined company will operate as Gett and trade on the Nasdaq under the symbol “GETT.” https://gett.com/investor/

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed business combination involving GT Gettaxi Limited (“Gett”) and Rosecliff Acquisition Corp. I (“Rosecliff”). All statements, other than historical facts, including statements regarding the anticipated timing of commencement of trading of the new parent company of the combined group, Gettaxi ListCo (“Pubco”), on the Nasdaq Capital Market (“Nasdaq”); the anticipated benefits of the proposed business combination, including future financial and operating results; the tax consequences of the proposed business combination, and Pubco’ s plans, objectives, expectations and intentions; the anticipated timing and structure of the proposed business combination; the ability of the parties to complete the proposed business combination considering the various closing conditions; the services offered by Gett and the markets in which it operates; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “predict,” “potential,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negatives of these terms or similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected or implied results. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Rosecliff and its management, and Gett and its management, as the case may be, are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed business combination, including, but not limited to, the receipt of the requisite approvals of Rosecliff’s stockholders and Gett’s shareholders, respectively, the satisfaction of the minimum cash condition following redemptions by Rosecliff’s public shareholders, and the receipt of any applicable governmental and regulatory approvals, (iii) the lack of a third party valuation in determining whether or not to pursue the proposed business combination, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the effect of the announcement or pendency of the proposed business combination on Gett’ s business relationships, financial performance, and business generally, (vi) risks that the proposed business combination disrupts current plans of Gett and potential difficulties in Gett employee retention as a result of the proposed business combination, (vii) the outcome of any legal proceedings that may be instituted against Rosecliff or Gett related to the business combination agreement or the proposed business combination, (viii) the ability to maintain the listing of Rosecliff’s securities, or obtain listing of Pubco’s securities, on Nasdaq, (ix) volatility in the price of Pubco’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Pubco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Pubco’s business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, (xi) the impact of the global COVID-19 pandemic, (xii) the enforceability of Gett’ s intellectual property, including its trademarks, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xiii) the ability of Gett to protect the intellectual property and confidential information of its customers, (xvi) the risk of downturns in the ground transportation industry, (xiv) unexpected costs, charges, or expenses resulting from the proposed business combination, (xv) evolving legal, regulatory and tax regimes, (xvi) the possibility that Gett or Pubco may be adversely affected by other economic, business and/or competitive factors, (xvii) actions by third parties, including government agencies, and (xviii) other risks and uncertainties described in Rosecliff’s registration statement on Form S-1 (File No. 333-252478), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2021 (the “Form S-1”), and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, Quarterly Reports on Form 10-Q, the Registration Statement (as defined below), the proxy statement/prospectus contained therein, and the other documents filed by Rosecliff or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of Rosecliff, Gett and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. None of Rosecliff, Gett or Pubco gives any assurance that they will achieve their respective expectations.

Additional Information and Where to Find It

In connection with the proposed business combination, Pubco will file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed in connection with Rosecliff’s solicitation of proxies for the vote by Rosecliff’s stockholders with respect to the proposed business combination as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Rosecliff stockholders and Gett shareholders in connection with the proposed business combination. After the Registration Statement has been filed and declared effective, Rosecliff will mail a definitive proxy statement, when available, to its stockholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Rosecliff’s stockholders in connection with the proposed business combination.

Rosecliff and Pubco will also file other documents regarding the proposed business combination with the SEC. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Before making any voting decision, investors and security holders of Rosecliff and Gett are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Rosecliff and/or Pubco may file with the SEC in connection with the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by the parties may be obtained free of charge from Rosecliff’ s website at www.rosecliffspac.com or by written request to Rosecliff at Rosecliff Acquisition Corp I, 767 5th Avenue, 34th Floor, New York, New York 10153.

Participants in Solicitation

Rosecliff, Pubco, Gett and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Rosecliff’s stockholders in connection with the proposed business combination. Information about Rosecliff’s directors and executive officers and their ownership of Rosecliff’s securities is set forth in Rosecliff’s filings with the SEC. To the extent that holdings of Rosecliff’s securities have changed since the amounts printed in the Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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